

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 15, 2006

Mr. Thomas B. Tyree, Jr.
Chief Financial Officer
Bill Barrett Corporation
1099 18th Street, Suite 2300
Denver, CO 80202

> **Re:** **Bill Barrett Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 03, 2006**
> **File No. 001-32367**

Dear Mr. Tyree:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Business and Properties, page 3

Oil and Gas Data, page 19

Production and Price History, page 21

1.   Footnote 3 to the table of Average Costs explains that the measure of general and administrative costs per Mcfe excludes stock-based compensation expense. A non-GAAP measure is defined as a numerical measure that excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income. As such, your measure of general and administrative costs per Mcfe appears to meet the definition of a non-GAAP measure. Please provide the required disclosures of Item 10(e) of Regulation S-K as well as the disclosures outlined in the answer to question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Contractual Obligations, page 60

2.   Footnote 1 to the table of contractual obligations explains that the table excludes asset retirement obligations, liabilities associated with derivatives and liabilities associated with commitment or other fees on your credit facility. The guidance in Item 303(a)(5) of Regulation S-K states that other long term liabilities reflected on the balance sheet under GAAP should be disclosed in the table. Please revise your table of contractual obligations to include these long term liabilities, or explain in your footnote why you believe the amounts would not be meaningfully presented in the table.

Financial Statements

Note 14 – Supplementary Oil and Gas Information (unaudited), page F-29

Costs Incurred, page F-29

3.   We note that you identify asset retirement costs as a separate line item in your table of costs incurred for each year, which is contrary to the guidance in paragraph 11 of SFAS 143, requiring adjustment to the asset to which an asset retirement liability relates. Accordingly, we believe that you should reclassify the asset retirement costs to the related line items to which the corresponding asset

retirement obligation relates. The amount of asset retirement costs included may be described in a footnote to the schedule, if so desired. You may refer to our February 2004 industry letter for guidance on related topics, accessible on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Engineering Comments

Risk Factors, page 10

Risks Relating to Oil and Gas Reserves, page 10

4.   Please reconcile for us the volume of net reserve reductions you report for each of the years 2003, 2004 and 2005 under this heading and on page 36, with the net reserve revisions you report for the same periods in the table of reserve changes on page F-30.

Piceance Basin, page 12

Gibson Gulch, page 12

5.   You state that you have received authority to further develop the Mesaverde reservoir on ten acre spacing. Please tell us the quantities of reserves you estimate to recover from these wells, and the percentages of those quantities that would be appropriately characterized as new reserves versus accelerated access to existing reserves. Tell us the basis for your view.

Oil and Gas Data, page 19

Proved Reserves, page 19

6.   Please expand your disclosure to include the range of differences in the reserve estimates calculated by you and those prepared by the independent engineers at the property level.

Risk Factors, page 34

Prospects That We Decide to Drill, page 37

Mr. Thomas B. Tyree, Jr.
Bill Barrett Corporation
September 15, 2006
Page 4

7.   We note that you disclose the number of wells that you drilled which turned out to be dry holes. Please expand your disclosure to also include the number of wells completed but which are producing at levels materially less than you had originally forecasted.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Overview, page 47

8.   We note your disclosure in the last paragraph on page 48, explaining that your finding and development costs are high relative to other operators. It would be helpful to include some quantification of these differences in your disclosure so that it is clear how much your costs are higher, on average, than other operators in the area; as well as to provide some indication of how these costs may change under the proportions of later stage development activities you regard as reasonably likely to occur in future periods.

Oil and Gas Reserve Estimates, page 62

9.   Your disclosure indicates that the net revisions in 2005 are negative 17.2 Bcfe. However, this is not consistent with the table of reserve changes on page F-30. Please revise your disclosure to resolve this inconsistency.

Financial Statements

Supplemental Oil and Gas Reserve Information, page F-29

Analysis of Changes in Proved Reserves, page F-30

10.   We note the large negative reserve changes in each of the last three years. Please describe for us, in as much detail as necessary, your controls and processes for the evaluation and estimation of proved reserves. Include in your explanation a discussion of the role the third party engineers have in the process. Identify any programs for awards or incentives you provide to your employees and others for the booking of proved reserves.

Standardized Measure, page F-30

11.   Please submit the calculations that you performed in estimating the future cash flows reported on page F-31 for 2004 and 2005, reconciling to the reserve

quantities and oil and gas prices that you disclose as having been applied for each of those years.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief